BB 4/1

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08029916

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2008
BRANCH OF REGISTRATIONS AND 05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47808

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Russell Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 A STREET
(No. and Street)

TACOMA (City) WA (State) 98402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brenda Ballinger (253) 439-5399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1420 Fifth Avenue, Suite 1900 (Address) Seattle (City) WA (State) 98101 (Zip Code)

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/7

OATH OR AFFIRMATION

I, Brenda Ballinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Russell Institutional Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CRYSTAL A. COOPER
NOTARY PUBLIC
STATE OF WASHINGTON
10-05-09

Signature

Treasurer and Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Institutional Services, Inc.
Index
December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Institutional Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Institutional Services, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 2, the Company has restated its financial statements for the year ended December 31, 2006.

PricewaterhouseCoopers LLP

March 28, 2008

Russell Institutional Services, Inc.
Statement of Financial Condition
As of December 31, 2007

Assets	
Cash and cash equivalents	$ 17,474,710
Accounts receivable	3,026,199
Prepaid expenses and other	511,196
Due from affiliates	1,724,031
Fixed assets, net	2,944,641
Deferred income taxes	2,654,957
Total assets	$ 28,335,734
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 1,896,919
Compensation payable	3,202,712
Due to affiliates	2,971,479
Incentive compensation liabilities	5,442,819
Other liabilities	1,913,754
Total liabilities	15,427,683
Commitments, contingencies, and guarantees (Notes 8, 10, and 11)	
Stockholder's equity	
Common stock, par value $0.10 per share; 100 shares authorized; 50 shares issued and outstanding	5
Additional paid-in capital	12,908,046
Total stockholder's equity	12,908,051
Total liabilities and stockholder's equity	$ 28,335,734

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Russell Institutional Services, Inc. (the "Company"), is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. The Northwestern Mutual Life Insurance Company owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company provides sales and client support services for Russell's institutional investor products and services. These products include alternative investment funds, registered mutual funds, commingled employee benefit funds, and implementation services.

The Company provides investment advisory and administrative services and other functions for alternative investment funds, including limited partnerships. The Company may also accept broker-dealer or investment adviser referrals, both affiliated and unaffiliated, for financial products or services provided by members of Russell.

The Company provides custom investment outsource solutions to clients in which the design, construction and the ongoing support of customized portfolios is outsourced to the Company.

Cash and Cash Equivalents
The Company considers all money market funds and instruments with original maturities of three months or less, at the purchase date, as cash equivalents. Cash is held at one financial institution and is in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to 16 years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Stock-Based Compensation
In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment* ("SFAS 123R"), which revises SFAS No. 123, *Accounting for Stock based Compensation*, and supersedes APB 25, *Accounting for Stock Issued to Employees* ("APB 25"). SFAS 123R eliminates the alternative of using the intrinsic value method of accounting for share-based awards that was provided under APB 25. Effective January 1, 2006, the Company adopted SFAS 123R using the prospective transition method, which requires that only awards granted, modified, repurchased or cancelled after the adoption date be subject to the standard. Under SFAS 123R, share-based awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of income over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period.

In February 2007, Russell implemented the 2006 Long-term Equity-Based Incentive Plan (the "LTIP") and the Outstanding Contributor Award Program (the "OCAP"), as more fully described in Note 5, which are subject to the guidance of SFAS 123R. In April 2007, Russell also modified the terms of its 1999 Incentive Payments Plan (the "IPP"), which resulted in Russell's outstanding callable puttable common stock outstanding under the IPP being subject to the guidance of SFAS 123R thereafter, as more fully described in Note 5.

Deferred Incentive Compensation
Russell has granted award units under the Incentive Share Plan (the "ISP"), more fully described in Note 5. The Company accounts for these deferred incentive arrangements, which are not share-based, in accordance with the guidance in Accounting Principles Standards Board Omnibus Opinion No. 12, *Deferred Compensation Contracts*, using an accelerated method of attribution of the related expense.

Revenue Recognition
Sales and client support services revenue is recognized as earned in accordance with the terms of the agreements.

Administrative and investment management fee revenue is recognized as earned based on the contract terms. The Company has agreements with several parties to rebate a portion of the investment management fee.

Custom investment outsource revenue is recognized as earned based on the contract terms. It is included in other revenue in the accompanying statement of income.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. The Company recorded no bad debt expense for the year ended December 31, 2007.

Income Taxes
The Company accounts for income taxes based pursuant to the Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its federal tax return with Northwestern Mutual Life Insurance Company as part of a consolidated group. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal taxes payable are recorded through and included in due to affiliates in the accompanying statement of financial condition. The Company files a separate tax return in certain states. State income taxes payable are included in accrued expenses in the accompanying statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109* ("FIN 48"), was issued in June 2006. FIN 48 requires that an entity disclose an assessment in its financial statements of the probable outcomes of tax positions deemed under FIN 48 to be "uncertain" as if such positions were subject to examination and to disclose estimated effect of any changes in valuation of tax assets and liabilities anticipated as a result of such examination. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. On January 23, 2008, FASB deferred the effective date of FIN 48 for certain nonpublic entities. As a result, FIN 48 will go into effect for certain nonpublic entities, including the Company, for annual periods beginning after December 15, 2007. The Company is currently assessing the potential impact that FIN 48 will have on its financial statements.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Positions No. 157-1 and No. 157-2 which would partially defer the effective date of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities and remove certain leasing transactions from its scope. The Company is currently assessing the potential impact that SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits all entities the option to measure many financial instruments and certain other items at fair value. If a company elects the fair value option for an eligible item, then it will report unrealized gains and losses on those items at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential impact that SFAS 159 will have on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)") which replaces SFAS No.141, *Business Combinations*. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not allowed. The Company is currently assessing the potential impact that SFAS 141(R) will have on its financial statements.

2. Restatements

The Company has restated its previously issued financial statements for the year ended December 31, 2006 for the items described below. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to opening additional paid-in capital and retained earnings.

Stock-Based Compensation
Stock-based compensation expense related to shares of Russell's puttable common stock granted to employees of the Company by Russell was not recorded by the Company for the years ended December 31, 1999 (inception of share plan) through 2006, as required by APB 25 (prior to the adoption of SFAS 123R) as interpreted by FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation* and SFAS No. 123R, *Share-Based Payment*. The Company is adjusting the opening balance of retained earnings, reflecting the cumulative effect of the error on periods prior to 2007, with a corresponding adjustment to additional paid-in capital to reflect the deemed capital contribution from Russell. In 2007, the Company properly reflected such stock-based compensation expense in the statement of income. This adjustment had no effect on the Company's total stockholder's equity. The effect of this adjustment is an increase to accumulated deficit of $13,333,188 and an increase in additional paid-in capital of $13,333,188.

Transfer Pricing
Mathematical errors were corrected in the current year relating to Russell's 2006 transfer pricing calculation. There is a related impact to the Company's tax provision as a result of this error. The Company is adjusting the opening balance of retained earnings, reflecting the effect of this error in 2006. The effect of this adjustment is a decrease to accumulated deficit of $804,701.

The effects of the restatement items described above on the Company's total stockholder's equity and net income for the year ended December 31, 2006 are as follows:

	As Previously Reported	Adjustments	As Restated
Additional paid-in capital	$ 1,249,995	$ 13,333,188	$ 14,583,183
Retained earnings (Accumulated deficit)	7,820,920	(12,528,487)	(4,707,567)
Total stockholder's equity	9,070,920	804,701	9,875,621
Net income	13,994,023	(3,025,461)	10,968,562

3. Fixed Assets

Fixed assets consist of the following balances at December 31, 2007:

Software	$ 1,154,660
Furniture and equipment	910,548
Leasehold improvements	3,384,778
	5,449,986
Accumulated depreciation and amortization	(2,505,345)
	$ 2,944,641

Depreciation and amortization expense related to fixed assets was $510,958 for the year ended December 31, 2007.

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the total deferred tax asset as of December 31, 2007 are presented below:

Deferred income tax assets	
Accrued incentive share plan	$ 1,764,281
Accrued long-term incentive plan	256,049
Other accrued compensation	250,562
State deferred tax, net of federal tax benefit	218,606
Depreciation of fixed assets	162,599
Other	2,860
Total deferred income tax asset	$ 2,654,957

Income taxes payable to Russell were $493,141 as of December 31, 2007 and are included in due to affiliates in the accompanying statement of financial condition.

5. Employee Compensation Arrangements

LTIP

The Company participates in the Russell LTIP covering eligible employees. The LTIP provides for the award of stock options, restricted stock units ("RSU"), and stock appreciation rights ("SAR") in Russell's common stock. The maximum number of shares of Russell's common stock that are issuable, or were issued and are outstanding, pursuant to awards under the LTIP or IPP may not, at any time, a) represent 20% or more of the "value" or "voting power" of all the issued and outstanding common stock at such time, or b) exceed 50,000,000 shares of common stock. Awards that are cancelled, forfeited, terminated or otherwise settled by the holder or by Russell are then available for award under the LTIP, subject to the above limitations.

Grants of stock option and RSU awards to employees made by Russell under the LTIP vest over three or four years in equal annual installments on February 16th each year after the date of grant. Grants of SAR awards to employees made by Russell under the LTIP vest over three years in equal annual installments on February 16th each year after the date of grant. Awards will vest upon retirement for employees who are age 65 or older and have at least five years of Russell service or who are between the ages of 55 and 64, and the combination of the associate's age and service (each rounded up to the nearest full year) totals 70 or more. Stock-based compensation expense for awards granted to individuals meeting the retirement eligibility requirements, or who will meet the age and service requirements within the applicable vesting period, is recognized over a required service period that is less than the stated vesting period. LTIP awards expire five years from the date of grant.

For a 21-day period (or longer if determined by the Plan Administrator) that commences on the date in the first quarter of each fiscal year on which the per-share fair value is communicated to a participant (herein after referred to as the "Annual Put Window"), holders of awards have the right to require Russell to repurchase ("put") vested awards or shares based on the then-current per share fair value of Russell's common stock, subject to a limit of 50% of the cumulative number of awards a participant has acquired under the LTIP as well as certain other limits discussed below. Holders of common stock received upon exercise of options or vesting of RSUs must hold the awards for at least six months and one day before they have the right to put such shares to Russell. Holders of SARs are not eligible to participate in the Annual Put Window until they are 100% vested in their SAR award.

Holders of vested stock options have the right to exercise such awards during two semi-annual exercise windows. The first exercise window in any fiscal year shall run concurrent with the Annual Put Window for that fiscal year, and the second exercise window shall terminate no later than six months and one day prior to the Annual Put Window for the following fiscal year. Each exercise window shall be a period of 21 days, which will commence on the date Russell communicates the per-share fair value of its common stock to a participant.

Awards granted under the LTIP are subject to the guidance of SFAS 123R which requires that all awards subject to the standard be classified as either equity or liability awards. SFAS 123R requires that compensation expense for all equity-classified awards be recorded based on their grant-date fair value, and liability-classified awards be remeasured to fair value at each statement of financial condition date until the award is settled.

Russell estimates the fair value of stock option and SAR awards using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell's common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per-share fair value of Russell's common stock at the date of grant. Russell determined that it was not practicable to calculate the volatility of its share price since Russell's securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selects from certain market indices, that Russell believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth, and risk and return on investment. Russell uses the average expected volatility rates reported by the comparable group for the expected terms estimated by Russell.

The expected terms of the stock option and SAR awards are derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield is based on Russell's current dividend yield.

In connection with the adoption of the LTIP, Russell elected the straight-line method of allocating compensation expense over the requisite service period of the related awards. As stock-based compensation expense recognized in accordance with SFAS 123R is based on awards ultimately expected to vest, the expense included in the Company's statement of income for the year ended December 31, 2007 has been reduced by an estimated forfeiture rate of 3%.

For the year ended December 31, 2007, the Company recorded stock-based compensation expense under SFAS 123R of $731,569 related to the LTIP. Of this expense, $418,326 relates to equity-classified awards held by employees of the Company, which has been recorded as a noncash deemed capital contribution from Russell. As of December 31, 2007, the Company's total unrecognized compensation cost related to equity-classified awards accounted for in accordance with SFAS 123R was approximately $1,067,000, which will be recognized over the weighted-average remaining requisite service period of 2.13 years. In addition, as of December 31, 2007, the Company's total unrecognized compensation expense related to liability-classified awards outstanding under the LTIP was approximately $1,167,000, which will be recognized over the weighted-average remaining requisite service period of 2.13 years.

The total deferred income tax benefit recognized in the Company's statement of income for stock-based awards for the year ended December 31, 2007 was $256,049. SFAS 123R requires the benefits of tax deductions in excess of the compensation cost recognized for stock-based awards to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis on the statement of cash flows. In 2007, the Company did not realize any excess tax benefits from stock-based payment arrangements due to the lack of tax realization events. The Company's historical SFAS 123R windfall tax benefit pool upon adoption of that standard was zero given its adoption under the prospective transition method. The Company utilizes the with and without approach to calculate realized windfall tax benefits from share-based compensation awards. The Company records interest and penalties on amounts due to tax authorities as a component of income tax expense in its statement of income. In accordance with EITF Issue No. 00-16 *Recognition and Measurement of Employer Payroll Taxes on Employee Stock-based Compensation*, the Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option and RSU activity under the LTIP, representing the Company's equity-classified awards under SFAS 123R, is as follows:

	Stock Options	
	Number of Shares Under Option	Weighted-Average Exercise Price
Outstanding at January 1, 2007	-	$ -
Granted	257,934	15.12
Forfeited	(79,365)	15.12
Outstanding at December 31, 2007	178,569	15.12
Exercisable as of December 31, 2007	-	-

	Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2007	-	$ -
Granted	85,977	15.12
Vested	-	-
Forfeited	(26,455)	15.12
Outstanding at December 31, 2007	59,522	15.12

The fair value of each employee stock option award for the year ended December 31, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	4.50 %
Expected term	3.5 years
Expected dividend yield	1.00 %
Expected volatility	23.00 %

The estimated weighted-average grant date fair value of all equity-classified awards granted during the year ended December 31, 2007 was $3.28. No equity-classified awards were exercised or expired during the year ended December 31, 2007.

Detail related to SAR activity under the LTIP, representing the Company's liability-classified awards under SFAS 123R, is as follows:

	Stock Appreciation Rights	
	Number of Shares Under Right	Weighted-Average Exercise Price
Outstanding at January 1, 2007	-	$ -
Granted	259,020	16.21
Forfeited	-	-
Outstanding at December 31, 2007	259,020	16.21
Exercisable as of December 31, 2007	-	-

The fair value of each SAR award as of December 31, 2007 under SFAS 123R was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	3.27 %
Expected term	3.14 years
Expected dividend yield	1.50%
Expected volatility	25.55 %

The estimated weighted-average fair value of all liability-classified awards granted during the year ended December 31, 2007 was $5.85. No SARs were exercised or expired during the year ended December 31, 2007. Accordingly, no stock-based liabilities related to the LTIP were paid during the year ended December 31, 2007. As of December 31, 2007, the Company had an aggregate recorded liability of $349,761 related to its liability-classified awards outstanding under the LTIP, included within the incentive compensation liabilities in the Company's statement of financial condition.

The following table summarizes information about all stock options and SARs outstanding under the LTIP as of December 31, 2007:

Exercise prices	Shares Subject to Options/ Rights Outstanding	Weighted-Average Remaining Contractual life *(in years)*	Weighted-Average Exercise Price	Total Instrinsic Value(1)
$15.12	367,058	4.13	$ 15.12	
$19.14	70,531	4.13	19.14	$ 1,475,573
$15.12 – $19.14	437,589	4.13	15.77	-
Vested & exercisable	-	-	-	$ 1,431,306
Vested & expected to vest	424,461	4.13	15.77	

(1) The total intrinsic value represents the aggregate estimated fair value of Russell's common stock issuable and the aggregate exercise price available.

OCAP
The Company participates in Russell's OCAP covering eligible employees. As discussed in Note 1, Russell implemented the OCAP in February 2007. The OCAP provides for the award of a cash bonus, denominated in the participant's local currency at the time of grant, that will increase or decrease in value based on the changes in the per share fair value of Russell's common stock. Awards made to employees by Russell under the OCAP cliff vest after three years and are paid at the end of the vesting period. This type of award is similar to a phantom stock unit that is subject to the guidance of SFAS 123R, which requires that all awards be classified as either equity or liability awards. As OCAP awards are ultimately settled in cash, the awards are liability-classified and will be remeasured to fair value at each reporting period until settled. As of December 31, 2007, the Company had an aggregate recorded liability of $52,256 related to its OCAP awards, included within incentive compensation liabilities in the Company's statement of financial condition.

Incentive Payment Plan
Effective April 27, 1999, the IPP was established whereby employees of Russell and its subsidiaries, including the Company, could earn aggregate awards of up to 50 million shares of Russell's callable puttable common stock. The number of shares issued under the IPP was determined by Russell's cumulative earnings before interest, taxes, depreciation and amortization, ("EBITDA"), as defined by the IPP, during a five-year period beginning January 1, 1999. As of April 15, 2004, a total of 42.25 million shares of callable puttable common stock were outstanding based on this determination, of which 0.7 million shares were outstanding to then-current employees of this Company. No additional shares of callable puttable common stock will be issued under the IPP.

During the Annual Put Window, a holder of an award issued under the IPP can put up to an annual limitation of 25% of cumulative total of shares that holder has received under the plan. Upon the death, disability or employment termination of a holder of an award issued under the IPP, the holder has the right to put all such awards (but not less than all) to Russell, and Russell has the right to call all such awards (but not less than all) from that holder, each at a formula-derived price as stated in the IPP.

Subject to the approval of Russell's Board of Directors, Northwestern Mutual Life Insurance Company may affect these share repurchases in lieu of Russell. The put and call rights terminate upon an initial public offering of Russell's common stock. In the event of a change in ownership control of Russell, Northwestern Mutual Life Insurance Company has the right to call all awards then outstanding under the IPP at a formula-derived price, and each holder of such awards has the right to put all such awards to Northwestern Mutual Life Insurance Company at a formula-derived price.

Compensation expense related to these shares is based on changes in the formula-derived price of the outstanding awards. In accordance with APB 25 (prior to the adoption of SFAS 123R), the Company records compensation expense in its statement of income related to the shares held by employees of the Company during the period. The expense recorded by the Company is considered a deemed capital contribution from Russell. No related liability is recorded in the Company's statement of financial condition as the contractual obligation for cash settlement of the shares remains with Russell.

Russell's outstanding callable puttable common stock continued to be subject to the guidance of APB 25 and EITF Issue No. 87-23, *Book Value Stock Purchase Plans*, until modified. In April 2007, the terms of the IPP were modified to increase the private equity fund of funds EBITDA utilized in the calculation of the formula-derived price and certain annual limitations on the ability of award holders to put award holder's holdings were adjusted.

As discussed in Note 1, the Company adopted SFAS 123R under the prospective transition method. The modification to the EBITDA multiple resulted in the callable puttable common stock becoming subject to the guidance of SFAS 123R from the date of modification. As such shares were fully vested at the date of modification and do not expire, their fair value is equal to their intrinsic value. Consistent with the treatment previously required by APB 25, the Company records compensation expense in the statement of income related to the shares held by employees of the Company during the period.

The following table reflects the activity for the year ended December 31, 2007 of shares of callable puttable common stock held by employees of the Company:

	Shares of Callable Puttable Common Stock
Outstanding at January 1, 2007	1,190,091
Net transfers in (out)	(44,588)
Settlements	(315,975)
Outstanding at December 31, 2007	829,528

The aggregate value of outstanding shares of callable puttable common stock held by employees of the Company as of December 31, 2007 was $16,856,009. The aggregate amount paid by Russell during the year ended December 31, 2007 to settle shares held by employees of the Company was $5,238,866. Compensation expense recorded by the Company related to shares of callable puttable common stock outstanding was $3,518,967 for the year ended December 31, 2007. The Company recorded a related noncash deemed capital contribution from Russell of $3,518,967 for the year ended December 31, 2007.

Incentive Share Plan

The Company participates in Russell's ISP covering eligible employees. Effective January 1, 2004, the ISP was established by Russell. The ISP is a cash-based, long-term incentive program for employees of Russell. From 2004 through 2006, ISP units were awarded annually to selected employees. The plan does not have a definitive end date; however, Russell's Board of Directors has not made any grants in 2007 and does not anticipate further grants.

The value of ISP units is determined by the increase in Russell's annual EBITDA as defined by the ISP, over the four years beginning with the year the award is made. The units vest at the rate of 25% per calendar year over the four-year period. The vested appreciation of the ISP units will be paid in cash in the year following the end of the four-year vesting period, or upon the participant's termination of employment from Russell, whichever occurs earlier. Compensation expense under the ISP was $2,715,454 for the year ended December 31, 2007. As of December 31, 2007, the Company had an aggregate recorded liability of $5,040,802 related to its ISP awards, included within incentive compensation liabilities in the Company's statement of financial condition.

6. Benefit Plans

Retirement Plan
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

Discretionary Bonuses
The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

7. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges were $2,959,262 at December 31, 2007 and are included in due to affiliates on the statement of financial condition.

Under an expense sharing agreement, certain charges, such as corporate overhead, incurred by Russell on the Company's behalf are not allocated to the Company.

Russell and its subsidiaries follow a transfer pricing methodology governed by the amended and restated Master Intercompany Agreement ("Agreement"). The methodology, a Residual Profit Split, is intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. As a participating member to the Agreement, the Company receives an intercompany recovery/(charge) based on the amount calculated under the Residual Profit Split. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Residual Profit Split. The amount recorded as an intercompany recovery under the agreement for the year ended December 31, 2007 was $6,186,000. The amount due from Russell was $691,000 at December 31, 2007 and is included in due to affiliates on the accompanying statement of financial condition.

The Company has entered into selling agreements with certain related parties to provide sales and client support services on their behalf. Fees received by the Company in connection with these services were $46,091,665 for the year ended December 31, 2007, and are recorded as sales and client support services revenue. The amount receivable from affiliates for these services is $1,724,031 at December 31, 2007 and is recorded in the due from affiliates on the accompanying statement of financial condition.

The Company recorded sublease income from related parties for $1,575,159, which is included in other revenue on the statement of income. There is no related receivable at December 31, 2007.

On July 30, 2007, the remaining net book value of $2,814,558 recorded for the leasehold improvements relating to the operating lease, described in Note 8, was purchased from Russell by the Company. It was determined during 2007 that the Company would continue to hold the operating lease and should appropriately hold the related leasehold improvements.

8. Commitments

The Company leases office space under a noncancelable lease agreement expiring in 2014. Under this agreement, the Company has an option to extend the lease term an additional five years. This lease provides for annual rental increases based on various price indices. The office space is shared with affiliated entities, for which these affiliated entities are allocated a proportionate share of the annual lease costs. Total rent expense and operating costs, before sublease income, on this lease was $3,785,620 for the year ended December 31, 2007. Sublease rental income related to this lease was $1,575,159 for the year ended December 31, 2007.

At December 31, 2007, the Company's remaining commitment for this noncancelable operating lease is as follows:

Years Ending December 31	
2008	$ 2,404,752
2009	2,404,752
2010	2,418,744
2011	2,418,744
2012	2,418,744
Thereafter	5,055,756
	$ 17,121,492

9. Concentration of Risk

Substantially all revenue earned and accounts receivable outstanding of the Company is from affiliated entities.

10. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

11. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Subsequent Event

Effective January 1, 2008, certain broker-dealer activities in the Company that required its broker-dealer status were transferred to another Russell broker dealer entity. Correspondingly, the Company filed with FINRA to terminate its status as a broker-dealer organization. While not affecting the viability of the Company as an ongoing business, this reorganization will significantly decrease the revenues and operating expenses reflected in the financial statements for the period subsequent to December 31, 2007.

END